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July 3, 2003

EDGAR Operations Branch
Securities and Exchange Commission
Division of Investment Management
450 Fifth Street, NW
Washington, DC  20549

Re:     Touchstone Strategic Trust
        Accession No.  0000950149-03-001469
        File No. 002-80859


Dear Sir or Madam:

I am writing to withdraw the filing of the two (2) Forms N-14A filed on behalf of Registrant, Touchstone Strategic Trust (the "Fund") on June 27, 2003 under the Registrant's 002-80859 Registration Number which apparently was used as the file number on the EDGAR Submission Notification.

In order to avoid any confusion regarding the filing, Registrant requests the withdrawal of those two filings pursuant to Rule 477 under the Securities Act of 1933. Registrant will refile them.

If you have any questions regarding this filing, please contact me at (513) 362-8437 or contact Samuel Kornhauser at (415) 981-6281.


Very truly yours,

/s/ Michael Spangler

Michael Spangler

MS/vc

cc:  Samuel Kornhauser